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                            October 12, 2023

       Joseph Reitmeier
       Chief Financial Officer
       Lennox International Inc.
       2140 Lake Park Blvd.
       Richardson, Texas 75080

                                                        Re: Lennox
International Inc.
                                                            Form 10-K For
Fiscal Year Ended December 31, 2022
                                                            Response Dated
September 28, 2023
                                                            File No. 001-15149

       Dear Joseph Reitmeier:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

       Response Dated September 28, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       17

   1. We note your response to prior comment 2. Please further address the following:

                                                              Your response
acknowledges that    some customers may prefer products that meet
                                                            certain emissions
or other environmental standards.    Tell us more about what you
                                                            have experienced in
this regard, including the extent to which you have been or
                                                            expect to be
affected by the emissions reduction targets of your primary customers.
 Joseph Reitmeier
Lennox International Inc.
October 12, 2023
Page 2
                Explain how you determine whether the changes in demand and competition you have observed are related to climate change, as compared to the other factors noted in your response, and how you assess these changes, providing support for your materiality determination.

                Your response states that you    are working to develop
products and brands that have
              a reduced impact on climate change.    Clarify whether your
development work is
              related to the changes in demand and competition you have observed, and tell us how you considered disclosing this as a climate-related business trend.

                Tell us more about the energy from alternative energy sources used in your operations and explain how this relates to the indirect consequences you considered.
              Provide support for your evaluation of materiality regarding increased demand for energy from alternative energy sources, including quantification of related costs for each of the periods covered by your Form 10-K and expected to be incurred in future periods.

                We note your proposed amended disclosure regarding reputational
risks    due to our
              products consuming energy or using refrigerants and
hydrofluocarbons.    Tell us how
              you considered disclosing reputational risks related to your operations, in addition to your products.
2. We note your response to prior comment 3. Please tell us how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results, for instance in relation to the risks discussed in your Form 10-K
         under the caption    Our Ability to Meet Customer Demand may be
Limited by Our Single-
         Location Production Facilities, Reliance on Certain Key Suppliers and Unanticipated
         Significant Shifts in Customer Demand.
3. We note your response to prior comment 3 regarding insurance. Please quantify for us the cost of insurance for each of the periods covered by your Form 10-K. Clarify how the upward trend in the costs of insurance noted in your response, including in relation to any weather-related impacts, has affected your expectations for insurance costs and availability. Explain whether and how your use of self-insurance is related to the cost and availability of insurance affected by extreme weather events.
      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any other questions.



FirstName LastNameJoseph Reitmeier                             Sincerely,
Comapany NameLennox International Inc.
                                                               Division of
Corporation Finance
October 12, 2023 Page 2
FirstName LastName
                                                               Office of
Technology